KPMG LLP

Two Manhattan West

375 9th Avenue, 17th Floor New York, NY 10001

May 29, 2026

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for BNY Mellon High Yield Strategies Fund, and, under the date of May 23, 2025, we reported on the financial statements of BNY Mellon High Yield Strategies Fund as of and for the year ended March 31, 2025. On January 1, 2026, we were dismissed.

We have read the statements made by BNY Mellon High Yield Strategies Fund included under Item 19(a)(5)(i) of its Form N-CSR dated May 29, 2026, and we agree with such statements, except we are not in a position to agree or disagree with the statements in section (b) of Item 19(a)(5)(i) of Form N-CSR.

Very truly yours,

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.